UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 23, 2016

LILIS ENERGY, INC.

(Exact name of registrant as specified in its charter)

Nevada	001-35330	74-3231613
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

216 16th Street, Suite #1350
Denver, CO	80202
(Address of Principal Executive Offices)	(Zip Code)

(303) 893-9000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed, on February 9, 2016, the Nasdaq Hearings Panel (the “Panel”) granted Lilis Energy, Inc.’s (the “Company”) request for continued listing on Nasdaq pursuant to an extension through May 23, 2016 to evidence compliance with all applicable requirements for continued listing on The Nasdaq Capital Market. May 23, 2016 represented the maximum amount of time available to the Company under the Nasdaq Listing Rules. The Company was unable to timely satisfy the terms of the Panel’s decision, through its noncompliance with Nasdaq Listing Rules 5450(a)(1), regarding the minimum bid price requirement, and 5450(b)(1)(A), regarding the minimum stockholder’s equity requirement. By letter dated May 25, 2016, Nasdaq notified the Company that trading in its securities on Nasdaq would be suspended effective with the open of business on Thursday, May 26, 2016. The Company expects its securities will be eligible to trade on the OTC Markets' Pink current information tier effective with the open of business on Thursday, May 26, 2016 and will continue to trade under the ticker symbol "LLEX." The Company plans to have its securities trading on the OTCQB Marketplace and intends to take the necessary steps to re-list on Nasdaq as soon as possible.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)   2016 Omnibus Incentive Plan

At the 2016 Annual Meeting of Stockholders (the “Annual Meeting”) of the Company held on May 23, 2016, the Company’s stockholders approved its 2016 Omnibus Incentive Plan (the “2016 Plan”). The number of shares of common stock available for grant under the plan is 50 million shares. The Company’s Board of Directors (the “Board”) and the Compensation Committee of the Board previously approved the 2016 Plan, subject to such stockholder approval. The Company’s executive officers and directors are eligible to participate in the 2016 Plan.

A more detailed summary of the principal features of the 2016 Plan can be found in the Company’s joint proxy statement/prospectus for its Annual Meeting, as filed with the Securities and Exchange Commission on May 12, 2016 (the “Prospectus”). The foregoing description does not purport to be complete and is qualified in its entirety by reference to such summary and the full text of the plan filed as Annex E to the Prospectus, both of which are incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders.

As described in Item 5.02(e) above, the Company held its Annual Meeting on May 23, 2016. Eleven proposals were acted upon at the Annual Meeting, each of which is described briefly below and in detail in the Prospectus. The matters voted upon and the number of votes cast for or against, as well as the number of abstentions as to such matters, were as follows:

Proposal 1: The proposal to approve and adopt the Agreement and Plan of Merger, dated as of December 29, 2015, as amended on January 20, 2016 and March 24, 2016, and as it may be further amended from time to time, by and among the Company, Lilis Merger Sub, Inc. and Brushy Resources, Inc.and the transactions contemplated thereby was approved by a majority of votes cast at the Annual Meeting:

FOR	AGAINST	ABSTAINED
15,604,635	52,547	0

Proposal 2: The approval and adoption of the 2016 Plan was approved by a majority of votes cast at the Annual Meeting;

FOR	AGAINST	ABSTAINED
14,937,830	716,036	3,316

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Proposal 3: The approval of the full conversion of the Company’s outstanding 8% Senior Secured Convertible Debentures was approved by a majority of votes cast at the Annual Meeting;

FOR	AGAINST	ABSTAINED
15,569,216	87,666	300

Proposal 4: The approval and adoption of the amendment to the Company’s Certificate of Designation of Preferences, Rights and Limitations of Series A 8% Convertible Preferred Stock (the “Preferred Stock”) was approved by the affirmative vote of a majority of the issued and outstanding shares of the Preferred Stock at the Annual Meeting;

FOR	AGAINST	ABSTAINED
4,054	0	0

Proposal 5: The approval of the full conversion of the Company’s outstanding Series A 8% Convertible Preferred Stock was approved by a majority of votes cast at the Annual Meeting;

FOR	AGAINST	ABSTAINED
15,568,408	88,454	320

Proposal 6: The ratification and approval of a reverse stock split of the Company’s issued and outstanding common stock was approved by the affirmative vote of a majority of the issued and outstanding shares of the Company’s common stock at the Annual Meeting;

FOR	AGAINST	ABSTAINED
15,456,312	200,700	170

Proposal 7: The approval of a potential issuance of 20% or more of the Company’s outstanding common stock under the Company’s unsecured subordinated convertible notes and warrants to purchase to common stock was approved by a majority of votes at the Annual Meeting;

FOR	AGAINST	ABSTAINED
14,948,609	708,503	70

Proposal 8: Election of Directors:

The following nominees, each of whom was nominated for election by the Board and included in the Prospectus, were elected by the stockholders at the Annual Meeting to serve on the Board until the 2017 annual meeting of stockholders and their successors are elected and qualified:

	FOR	WITHHELD	ABSTAINED
Nuno Brandolini	15,149,688	507,494
Abraham Mirman	15,570,865	86,317
General Merrill McPeak	15,149,388	507,794
Ronald D. Ormand	15,620,068	37,114
R. Glenn Dawson	15,077,485	496,286

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Proposal 9: In an advisory vote on the compensation of the Company’s named executive officers, as described in the Prospectus, the compensation of the Company’s named executive officers was approved by a majority of the votes cast at the Annual Meeting:

FOR	AGAINST	ABSTAINED
15,452,672	201,215	3,295

Proposal 10: The ratification of the selection of Marcum LLP as the Company’s independent registered public accountants for the fiscal year ending December 31, 2016 was ratified by a majority of the votes cast at the Annual Meeting:

FOR	AGAINST	ABSTAINED
15,599,206	57,904	72

Proposal 11: The consideration and approval on any proposal to authorize the Board, in its discretion, to adjourn the annual meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the proposals listed above at the time of the Annual Meeting

FOR	AGAINST	ABSTAINED
14,933,692	718,223	5,267

There were no broker non-votes cast with respect to any of the proposals.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 25, 2016	LILIS ENERGY, INC.

	By:	/s/ Kevin Nanke
Executive Vice President and Chief Financial Officer

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